CANARGO ENERGY CORPORATION
September 19, 2008
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010
Attention:       Filing Desk

Re:	CanArgo Energy Corporation Registration Statement on Form S-3 Filed May 2, 2008 Reg. No. 333-150625
Ladies and Gentlemen:
          We hereby transmit for filing via EDGAR with the Securities and Exchange Commission (“SEC”), pursuant to Rule 101(a)(2)(i) of Regulation S-T promulgated under the Securities Act of 1933, as amended (“Securities Act”), the Company’s Amendment No. 2 to Registration Statement on Form S-3 (the “Amendment”), which amends the Company’s Registration Statement on Form S-3 (Reg. No. 333-150625), originally filed on May 2, 2008 (the “Form S-3”).
          The following discussion responds to comments made by the Staff of the SEC (“Staff”) in a letter dated September 4, 2008 from Tim Levenburg on behalf of H. Roger Schwall, Assistant Director, addressed to Mr. Jeffrey Wilkins, Chief Financial Officer of the Company (the “Comment Letter”). The comments in the Comment Letter are responded to as follows (the numbers of the responses correspond to the numbering in the Comment Letter):
General
1.	We have updated and inserted missing information and filed all remaining exhibits (including updating exhibits previously filed, the legality opinion, copies of two Subscription Agent Agreements and a copy of the Subscription Form to be used by Norwegian shareholders whose securities are registered in the VPS System) with the Amendment. In response to your inquiry the exhibits originally filed with the Form S-3 were not filed again because at the time Amendment No. 1 was filed there were no further changes to be made in them but they have now been finalized and re-filed with updated information. The only remaining missing information (which will be inserted in the 424(b) filing) will be the closing stock prices on the AMEX and the OSE as of a more recent date and the date of the prospectus.

Securities and Exchange Commission
September 19, 2008

Cover Page of the Prospectus
2.	The cover page has been revised in accordance with Item 501(b)(3) of Regulation S-K to expand the table to show the underwriting commissions that will be paid and the table has been footnoted to show that the commissions will be paid whether or not the rights offering is completed.
Certain Income Tax Considerations, page 43
3.	Upon further review of the tax consequences of the Rights Offering, we have determined that the Rights Offering will not result in taxable dividend treatment to the shareholders because (i) the reduction in the conversion price required with respect to the outstanding convertible securities will result in a “full adjustment” as required by U.S. Treasury Regulations, and (ii) even if it such reduction in the conversion price did not result in a “full adjustment” and the distribution of the rights were treated as a distribution under section 301 of the Internal Revenue Code, the Company has no accumulated earnings and profits and does not anticipate having any current year earnings and profits, with the result that no portion of any distribution would be taxable as a dividend to the shareholders. Consequently, we have deleted the associated risk factor and the language cited in the comment from the tax disclosure as being inapplicable. Accordingly, we believe that no tax opinion is required because the tax consequences of the Rights Offering are not material to the shareholders and no representation is being made about such tax consequences.
Signatures
4.	The Amendment has been signed by me in my capacity as the Company’s Chief Financial Officer and principal accounting officer and I have been so identified in the Amendment.
          Courtesy copies of the Amendment marked to show changes to Amendment No. 1, a copy of this letter and a copy of the Comment Letter have been sent separately via courier to Ms. Donna Levy of the SEC Staff.
          The Company has noted your comments regarding requests for acceleration of the effective date of the Registration Statement including timing, furnishing the letter you requested and the applicability of Rules 460 and 461. In this regard, because of the need to coordinate the opening of trading of the Rights on the AMEX and the Oslo Stock Exchange and complying with their requirements we intend to request acceleration of effectiveness of the Form S-3 for 4:00 pm Eastern Time on October 3, 2008. We will, of course, file the letter you requested at least two days prior to the requested effectiveness date after you have indicated that you have no further comments on the Form S-3.

Securities and Exchange Commission
September 19, 2008

          If you have any comments or questions regarding the foregoing or have need for any further information, kindly contact our counsel Peter A. Basilevsky, Esq. at (212) 404-8779 or in his absence Martin B. Tallan, Esq. at (212) 404-8711. Your prompt review of the Amendment would be greatly appreciated.

Very truly yours,

/s/ Jeffrey Wilkins Jeffrey Wilkins, Chief Financial Officer

Cc:	Donna Levy, Esq. (w/encs. via FEDEX Mail Stop 7010) Vincent McDonnell (w/enc. via email) Peter A. Basilevsky (w/enc. via email) Steven Polkoff (w/enc. via email)